

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 22, 2016

Robert Ravnaas
Chief Executive Officer and Chairman
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, Texas 76102

> **Re:** **Kimbell Royalty Partners, LP**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 25, 2016**
> **CIK No. 0001657788**

Dear Mr. Ravnaas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1. On the cover page and throughout your prospectus, you describe provisions of the partnership agreement. Consistent with our comment in our letter to you on December 10, 2015, please "supply (preferably with your next amendment) the partnership agreement which you designate as Appendix A to the prospectus and list as Exhibit 3.2, and update the disclosure as necessary."

Summary of Estimated Proved Reserves, page 133

2. In prior comment five, we requested comparison between projected drilling of proved undeveloped locations and actual drilling of these locations for 2015 and for 2016.

Instead of figures for projected and actual drilling, you presented projected and produced oil and gas volumes for 2015 and 2016. You stated "By plotting forecasted volumes against actual volumes, the Partnership is confident that it is forecasting reasonable total proved volumes for its properties."

On page 134, you disclosed 2015 conversion to proved developed reserves of 314 MBOE (=7% of 4556 MBOE) of PUD reserves available at year-end 2014. Given this low conversion ratio, it would appear that these volumes will not be developed within the five year requirement of Rule 4-10(a)(31) of Regulation S-K.

If you are unable to identify these PUD locations before and after drilling or influence the roster of locations that are scheduled for drilling, please explain how these locations' attributed reserves are reasonably certain of recovery.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

Note 2 – Pro Forma Adjustments and Assumptions, page F-8

3.   The pro forma balance sheet presented on page F-5 includes an adjustment resulting in a reduction of cash on a pro forma basis. Revise the corresponding footnote as it does not appear to explain this pro forma adjustment.

4.   Pro forma adjustment D relates to your predecessor's repayment of its credit facility from the proceeds of this offering. However, the use of proceeds disclosure on page 74 states that the net proceeds from your proposed offering will be used to make a distribution to your sponsors and the other contributing parties. Revise to address this apparent inconsistency in your disclosure.

Note 4 – Pro Forma Supplemental Oil and Gas Reserve Information, page F-11

5.   We note you have combined the net quantities of crude oil, condensate and natural gas liquids ("NGLs") into a single aggregated figure for purposes of pro forma disclosure. To the extent that NGLs are significant, provide separate disclosure of the net quantities of such liquids consistent with FASB ASC 932-235-50-4.

6.   The figures relating to the total proved reserves at December 31, 2015 do not appear to correspond to the presentation of total proved reserves reflected in your reserve report filed as Exhibit 99.1. Modify your disclosures as necessary to resolve any inconsistencies or to clarify the reasons for this apparent lack of correlation.

Kimbell Art Foundation – Historical Financial Statements, page F-68

7.   It appears that the statements of revenues and direct operating expenses of certain oil and gas properties owned by the Kimbell Art Foundation were revised along with the proved reserve quantities and standardized measure disclosure. Please describe the changes made to these financial statements and tell us how your disclosure reflects these changes (e.g., the disclosures required by FASB ASC 280-10-50-7 regarding the correction of an error).

Closing Comments

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. If you have questions about engineering comments, you may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Joshua Davidson
         Baker Botts L.L.P.